PUBLIC


14045259

SECURITIE   ISSION

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAY 2 7 2014

REPORT FOR THE PERIOD BEGINNING   **APRIL 1, 2013**   AND ENDING   **MARCH 31, 2014**
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **EURO-AMERICAN EQUITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 FOREST AVENUE S.E.
(No. and Street)

MERCER ISLAND	**WASHINGTON**	**98040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS CHENOWETH   **206-232-9290**
                                                             (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **THOMAS CHENOWETH** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **EURO-AMERICAN EQUITIES, INC.** _____ , as of _____ **MARCH** _____ **31,** **2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Public Notary

> Notary Public
> State of Washington
> **LONG K PHAM**
> MY COMMISSION EXPIRES
> February 15, 2017

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2014

ASSETS

Assets:

Cash	$	6,843
Commissions receivable		133
Investments - available for sale		12,323
Other assets		1,299
Total assets	$	20,598

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized, issued and outstanding	$	5,000
Additional paid-in capital		23,559
Retained earnings (deficit)		(10,722)
Accumulated other comprehensive income		2,761
Total Stockholders' Equity		20,598

The accompanying notes are an integral part of these financial statements.